EXHIBIT 99.1

INTERNET GOLD ANNOUNCES APPROVAL BY THE TEL AVIV-JAFFA DISTRICT COURT
OF THE COMPANY'S PETITION TO APPROVE THE ARRANGEMENT REGARDING
THE SEARCHLIGHT TRANSACTION PURSUANT TO SECTION 350 OF THE ISRAELI COMPANIES LAW

Ramat Gan, Israel – August 20, 2019 - Internet Gold - Golden Lines Ltd. (the “Company” or “Internet Gold”) (NASDAQ Global Select Market and TASE: IGLD) announces today that Tel Aviv-Jaffa District Court has approved the Company's petition ("Petition") to approve the arrangement regarding the Searchlight Transaction pursuant to section 350 of the Israeli Companies Law (the “Arrangement”).

The Petition was submitted to the Tel Aviv-Jaffa District Court on August 8, 2019 following the unanimous approval of the Arrangement by the meeting of the Company’s creditors held on July 30, 2019 and the approval by the meeting of the Company’s shareholders held on August 8, 2019. The meetings were convened in accordance with the Israeli court’s decision, as previously announced by the Company.

The Petition was submitted following the execution of the definitive agreement for the Searchlight Transaction among the Company, B Communications Ltd. ("BCOM"), Searchlight II BZQ, L.P. and T.N.R. Investments Ltd. As previously reported, the receipt of Israeli court approval to the Arrangement is one of the conditions for closing the Searchlight Transaction.

There is no guarantee that all conditions to the consummation closing of the Searchlight Transaction will be satisfied, including, inter alia, the issuance of a control permit to the purchasers from the Israel Ministry of Communications. There is no guarantee that the Searchlight Transaction will be completed.

As previously announced, if the Searchlight Transaction is consummated, the Company will not be able to fully pay its debts, and the Company intends to initiate a creditors’ arrangement which will be submitted to the applicable Israeli court pursuant to Section 350 of the Israeli Companies Law. The Company anticipates that pursuant to such arrangement, the existing shares of the Company will be nullified and that the creditors of the Company will receive, inter alia, 100% of the shares of the Company.

Note

This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. We will not make any public offering of the securities in the United States. The securities have not been and will not be registered under the U.S. Securities Act of 1933, as amended.

About Internet Gold

Internet Gold is a telecommunications-oriented holding company whose principal asset is a 51.95% stake in B Communications Ltd., the owner of 26.34% of outstanding shares of Bezeq The Israel Telecommunication Corporation Limited, the leading communications group in Israel. For more information, please visit the following

Internet sites:

www.igld.com

www.bcommunications.co.il

www.ir.bezeq.co.il

Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties, including statements regarding completion of the Searchlight Transaction. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, the risk that regulatory approvals required for the Searchlight Transaction will not be obtained or that the Searchlight Transaction will not close for any reason, the general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in the Company’s filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement. There is no certainty that the Searchlight Transaction will be consummated.

For further information, please contact:

Doron Turgeman– CEO

doron@igld.com / Tel: +972-3-924-0000